UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


            BOWLIN Outdoor Advertising & Travel Centers Incorporated
            --------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                  102595 10 5
                                 --------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP NO. 102595 10 5                                          PAGE 2 OF 9 PAGES
----------------------                                         -----------------

1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      The Francis W. McClure and Evelyn Hope McClure Revocable Trust
      --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
      N/A                                                                (b) [ ]
      --------------------------------------------------------------------------
3     SEC USE ONLY
      --------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of New Mexico
      -----------------------------------------------------------------------
                    5  SOLE VOTING POWER
                       403,124
       NUMBER OF       ---------------------------------------------------------
        SHARES      6  SHARED VOTING POWER
      BENEFICIALLY     0
       OWNED BY        ---------------------------------------------------------
         EACH       7  SOLE DISPOSITIVE POWER
       REPORTING       403,124
        PERSON         ---------------------------------------------------------
         WITH       8  SHARED DISPOSITIVE POWER
                       0
                       ---------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      403,124
      -----------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

      N/A
      -----------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.2%, based upon 4,384,848 shares outstanding at 12/31/97.
      -----------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      OO
      -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


CUSIP NO. 102595 10 5                                          PAGE 3 OF 9 PAGES
----------------------                                         -----------------

1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Francis W. McClure
      --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
      N/A                                                                (b) [ ]
      --------------------------------------------------------------------------
3     SEC USE ONLY
      --------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
      -----------------------------------------------------------------------
                    5  SOLE VOTING POWER
                       0
       NUMBER OF       ---------------------------------------------------------
        SHARES      6  SHARED VOTING POWER
      BENEFICIALLY     403,124
       OWNED BY        ---------------------------------------------------------
         EACH       7  SOLE DISPOSITIVE POWER
       REPORTING       0
        PERSON         ---------------------------------------------------------
         WITH       8  SHARED DISPOSITIVE POWER
                       403,124
                       ---------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      403,124
      -----------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

      N/A
      -----------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.2%, based upon 4,384,848 shares outstanding at 12/31/97.
      -----------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
      -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


CUSIP NO. 102595 10 5                                          PAGE 4 OF 9 PAGES
----------------------                                         -----------------

1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Evelyn Hope McClure
      --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
      N/A                                                                (b) [ ]
      --------------------------------------------------------------------------
3     SEC USE ONLY
      --------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
      -----------------------------------------------------------------------
                    5  SOLE VOTING POWER
                       0
       NUMBER OF       ---------------------------------------------------------
        SHARES      6  SHARED VOTING POWER
      BENEFICIALLY     403,124
       OWNED BY        ---------------------------------------------------------
         EACH       7  SOLE DISPOSITIVE POWER
       REPORTING       0
        PERSON         ---------------------------------------------------------
         WITH       8  SHARED DISPOSITIVE POWER
                       403,124
                       ---------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      403,124
      -----------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

      N/A
      -----------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.2%, based upon 4,384,848 shares outstanding at 12/31/97.
      -----------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
      -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a)  NAME OF ISSUER:

           BOWLIN Outdoor Advertising & Travel Centers Incorporated

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           150 Louisiana, NE
           Albuquerque, New Mexico  87108

ITEM 2(a)  NAME OF PERSON FILING:

           1. The Francis W. McClure and Evelyn Hope McClure Revocable Trust
           2. Francis W. McClure
           3. Evelyn Hope McClure

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           The address of Francis McClure, Evelyn McClure and the McClure Trust is PO Box 400, Grants, New Mexico 87020

ITEM 2(c)  CITIZENSHIP:

            Francis McClure and Evelyn McClure are residents of the United States. The McClure Trust was formed under the laws of the State of New Mexico.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:

           Common Stock, $.001 per value

ITEM 2(e)  CUSIP NUMBER:

           102595 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or Dealer  registered  under  Section 15 of the Act
           (b) [ ] Bank  as  defined  in  Section  3(a)(6)  of the  Act
           (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

                                Page 5 of 9 Pages

           (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
                   Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)
           (g) [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)
                   (1)(ii)(G) (NOTE: See Item 7)
           (h) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

                  Not applicaable.

ITEM 4.   OWNERSHIP.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

  (a) AMOUNT BENEFICIALLY OWNED:

      Francis McClure and Evelyn McClure are each the beneficial owners of 403,124 shares of Common Stock of the Company held by the McClure Trust of which Francis McClure and Evelyn McClure are the Trustees and beneficiaries. The McClure trust is the beneficial owner of 403,124 shares.

  (b) PERCENT OF CLASS:

      1. The McClure Trust - 9.2%
      2. Francis W. McClure - 9.2%
      3. Evelyn Hope McClure - 9.2%

  (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

      (i)   sole power to vote or to direct the vote:
            1. The McClure Trust - 403,124
            2. Francis W. McClure - 0
            3. Evelyn Hope McClure - 0
      (ii)  shared power to vote or to direct the vote:
            1. The McClure Trust - 0
            2. Francis W. McClure - 403,124
            3. Evelyn Hope McClure - 403,124
      (iii) sole power to dispose or to direct the disposition of:
            1. The McClure Trust - 403,124
            2. Francis W. McClure - 0
            3. Evelyn Hope McClure - 0
      (iv)  shared power to dispose or to direct the disposition of:
            1. The McClure Trust - 0
            2. Francis W. McClure - 403,124
            3. Evelyn Hope McClure - 403,124

                                   Page 6 of 9 Pages

INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

          Not applicable.

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          If a parent holding company has filed this Schedule pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          Not applicable.

                                Page 7 of 9 Pages

ITEM 10.  CERTIFICATION

          The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Not applicable.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            THE FRANCIS W. McCLURE AND EVELYN H.
                                            McCLURE REVOCABLE TRUST

Dated:   February 17, 1998                  By: /s/ Francis W. McClure
                                               ---------------------------------
                                               Francis W. McClure, Trustee

Dated:   February 17, 1998                  By: /s/ Evelyn H. McClure
                                               ---------------------------------
                                               Evelyn H. McClure, Trustee

Dated:   February 17, 1998                  By: /s/ Francis W. McClure
                                               ---------------------------------
                                               Francis W. McClure

Dated:   February 17, 1998                  By: /s/ Evelyn H. McClure
                                               ---------------------------------
                                               Evelyn H. McClure


                                Page 8 of 9 Pages